Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

BIRKS GROUP DISCLOSES ACCEPTANCE OF COMPLIANCE PLAN BY NYSE AMERICAN

Montreal, Quebec. – October 28, 2020 – Birks Group Inc. (the “Company”) (NYSE American LLC: BGI), announced today that the NYSE American LLC (“NYSE American”) has accepted the Company’s plan of compliance for continued listing on the Exchange.

As previously reported, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Company reported stockholders’ equity of U.S $2.5 million (CAD $3.4 million) as of its fiscal year ended March 28, 2020, and has reported losses from continuing operations in each of its last four most recent fiscal years including the fiscal year ended March 28, 2020, while nevertheless reporting net income in two of its last four fiscal years.

In accordance with the procedures and requirements of Section 1009 of the Company Guide, the Company submitted its plan of compliance on September 6, 2020 addressing how the Company intends to regain compliance with Section 1003(a)(ii) of the Company Guide.

On October 22, 2020, NYSE American notified the Company that it accepted the compliance plan and granted the Company an extension for its continued listing until February 6, 2022 (the “Plan Period”). The Company will be subject to periodic review by NYSE American during the Plan Period. If the Company does not regain compliance by the end of the Plan Period, or if the Company does not make progress consistent with the plan during the Plan Period, NYSE American may initiate delisting procedures as appropriate.

Receipt of the non-compliance and acceptance notices does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission. During this time, the Company’s Class A voting shares will continue to be listed and trade on the symbol “BGI.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 27 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces, and gifts. Additional information can be found on the Company’s web site, www.birks.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares, (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (v) the Company’s ability to execute its strategic vision; and (vi) the Company’s ability to achieve compliance with the NYSE American’s continued listing standards within the required time frame. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.